Mercedes-Benz Auto Receivables Trust 2022-1
Investor Report
Collection Period Ended   31-Jan-2026

Amounts in USD

Dates

Collection Period No.	39			
Collection Period (from... to)	1-Jan-2026	31-Jan-2026		
Determination Date	12-Feb-2026			
Record Date	13-Feb-2026			
Distribution Date	17-Feb-2026			
Interest Period of the Class A-1 Notes (from... to)	15-Jan-2026	17-Feb-2026	Actual/360 Days	33
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jan-2026	15-Feb-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	393,170,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	693,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	657,000,000.00	93,861,997.57	73,719,472.90	20,142,524.67	30.658333	0.112206
Class A-4 Notes	124,000,000.00	124,000,000.00	124,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,867,170,000.00**	**217,861,997.57**	**197,719,472.90**	**20,142,524.67**		
Overcollateralization	47,871,393.47	47,876,034.84	47,876,034.84			
Adjusted Pool Balance	1,915,041,393.47	265,738,032.41	245,595,507.74			
Yield Supplement Overcollateralization Amount	221,029,289.69	25,040,040.19	22,758,850.61			
Pool Balance	**2,136,070,683.16**	**290,778,072.60**	**268,354,358.35**			

	Amount	Percentage
Initial Overcollateralization Amount	47,871,393.47	2.50%
Target Overcollateralization Amount	47,876,034.84	2.50%
Current Overcollateralization Amount	47,876,034.84	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.260000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.210000%	407,517.51	0.620270	20,550,042.18	31.278603
Class A-4 Notes	5.250000%	542,500.00	4.375000	542,500.00	4.375000
Total		**$950,017.51**		**$21,092,542.18**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	21,377,708.26	(1) Total Servicing Fee	242,315.06
Interest Collections	1,192,372.84	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	321,266.86	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	486,154.27	fees (max. $250,000 p.a.)	
Purchase Amounts	35,396.55	(3) Interest Distributable Amount Class A Notes	950,017.51
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	75,903.18	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**23,488,801.96**	(6) Regular Principal Distributable Amount	20,142,524.67
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**23,488,801.96**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	2,153,944.72
		Total Distribution	**23,488,801.96**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	242,315.06	242,315.06	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	950,017.51	950,017.51	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	407,517.51	407,517.51	0.00
thereof on Class A-4 Notes	542,500.00	542,500.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	950,017.51	950,017.51	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	20,142,524.67	20,142,524.67	0.00
Aggregate Principal Distributable Amount	20,142,524.67	20,142,524.67	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,787,603.48
Reserve Fund Amount - Beginning Balance	4,787,603.48
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	13,202.44
minus Net Investment Earnings	13,202.44
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,787,603.48
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	13,202.44
Net Investment Earnings on the Collection Account	62,700.74
Investment Earnings for the Collection Period	75,903.18

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,136,070,683.16	55,476
Pool Balance beginning of Collection Period	290,778,072.60	19,442
Principal Collections	15,012,336.22	
Principal Collections attributable to Full Pay-offs	6,365,372.04	
Principal Purchase Amounts	35,350.10	
Principal Gross Losses	1,010,655.89	
Pool Balance end of Collection Period	268,354,358.35	18,628
Pool Factor	12.56%	

	As of Cutoff Date	Current
Weighted Average APR	4.40%	4.82%
Weighted Average Number of Remaining Payments	53.57	20.83
Weighted Average Seasoning (months)	13.45	50.45

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	260,219,703.90	18,286	96.97%
31-60 Days Delinquent	5,663,036.24	247	2.11%
61-90 Days Delinquent	2,071,621.20	79	0.77%
91-120 Days Delinquent	399,997.01	16	0.15%
Total	268,354,358.35	18,628	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.921%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,010,655.89	56	86,724,622.54	2,694
Principal Net Liquidation Proceeds	320,144.72		28,958,413.73	
Principal Recoveries	470,084.57		29,179,782.95	
Principal Net Loss / (Gain)	220,426.60		28,586,425.86	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.946%
Prior Collection Period	0.693 %
Second Prior Collection Period	(0.114%)
Third Prior Collection Period	0.789 %
Four Month Average	0.579%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.338%
Average Net Loss / (Gain)	10,611.15

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.